ADVISORY FEE WAIVER AGREEMENT
SEASONS SERIES TRUST

International Equity Portfolio

       This ADVISORY FEE WAIVER AGREEMENT, effective as of
December 1, 2014, is by and between SunAmerica Asset Management,
LLC (the "Adviser") and Seasons Series Trust (the "Trust"), on behalf of the International Equity Portfolio (the "Portfolio").

       WHEREAS, the Trust is a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company of the series type; and

       WHEREAS, the Trust and the Adviser have entered into an Investment Advisory and Management Agreement dated January 1,
1999, as amended from time-to-time ("Advisory Agreement"), pursuant to which the Adviser provides investment advisory services to the Portfolio for compensation based on the value of the average daily net assets of the Portfolio; and

       WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to maintain the expenses of the Portfolio at levels agreeable to the Trust and the Adviser; and

       NOW THEREFORE, the parties hereto agree as follows:

1.	Advisory Fee Waiver.

During the term of this Agreement, the Adviser hereby agrees to limit its total investment advisory fee to 0.91% first $250 million; 0.86% next $250 million and 0.81% over $500 million
(waiving 0.04% of advisory fees).

2.	Term and Termination of Agreement.

With respect to the Portfolio, this Agreement shall have an initial term through July 29, 2016 and may continue from year to year thereafter as approved by the Board of Trustees of the Trust. Notwithstanding the previous sentence, this Agreement shall terminate upon termination of the Advisory Agreement with respect to the Portfolio, or it may be terminated by the Trust, without payment of any penalty, upon sixty (60) days' prior written notice to the Adviser at its principal place of business.

3.	Miscellaneous.

A.	Captions. The captions in this Agreement are included
for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

B.	Definitions. Any question of interpretation of any term
or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

C.	Choice of Law. This Agreement shall be governed by
the law of the State of New York, without regard to the conflicts of law provisions thereof.

       IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

SEASONS SERIES TRUST
	SUNAMERICA ASSET
       MANAGEME
NT, LLC


By: 							By:

Name:	Nori L. Gabert					Name:	Peter
A. Harbeck
Title:	Vice President & Secretary			Title:
	President and Chief Executive Officer

ATTEST:						ATTEST:

By: 							By:

Name:	Louis Ducote					Name:
	Gregory N. Bressler
Title:	Assistant Secretary				Title:
	Assistant Secretary





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